GRUPO CASA SABA

Grupo Casa Saba Announces the Payment of a Cash Dividend of $0.4521 Per Share

Mexico City, May 19, 2005. - Grupo Casa Saba announces that the General Annual Ordinary Shareholders Meeting, held on April 29, 2005, resolved to apply the amount of $120,000,000.00 (one hundred and twenty million pesos 00/100) to a dividend payment in cash to the shareholders for an amount of $0.4521 (zero point four five two one pesos) to each outstanding share. Such dividend will be paid from the tax income net account and from certain tax credit in favor of the company and, by resolution of the Board of Directors, will be paid to shareholders in one single installment on June 15, 2005, at the latest.

With respect to the share certificates deposited at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, the dividend payment referred to above shall be paid through such Institution; with respect to the share certificates that are not deposited at such Institution, payment will be made at the offices of the Company located Paseo de la Reforma No. 215, Piso 4, Colonia Lomas de Chapultepec, Código Postal 11000, Mexico City, against presentation of the corresponding certificate, during business days and hours.

For the third consecutive year, Grupo Casa Saba has given back to our shareholders by paying out a cash dividend which, year after year, has increased above the rate of inflation. Accomplishing yet another goal gives us a great sense of pride and satisfaction. We will continue to focus on improving our profitability level and on increasing the Company’s cash flow in order to improve the returns for our investors.

Contacts:
Jorge Sánchez                                                        Sandra Yatsko
Grupo Casa Saba                                                   IR Communications
(52 55) 5284-6672                                                  (52 55) 5644-1247
jsanchez@casasaba.com                                      sandra@irandpr.com